Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2013 (the “Annual General Meeting”) will be held at 9 a.m. on 22 May 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2013;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2013;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2013;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2013 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2014;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2014 and to authorise the Board of Directors to determine their remuneration;

7.	(a)	To consider and approve the election of Mr Zhou Jiping as Director of the Company;

	(b)	To consider and approve the election of Mr Liao Yongyuan as Director of the Company;

(c)	To consider and approve the election of Mr Wang Dongjin as Director of the Company;

(d)	To consider and approve the election of Mr Yu Baocai as Director of the Company;

(e)	To consider and approve the election of Mr Shen Diancheng as Director of the Company;

(f)	To consider and approve the election of Mr Liu Yuezhen as Director of the Company;

(g)	To consider and approve the election of Mr Liu Hongbin as Director of the Company;

(h)	To consider and approve the election of Mr Chen Zhiwu as independent non-executive Director of the Company;

(i)	To consider and approve the election of Mr Richard H. Matzke as independent non-executive Director of the Company;

8.	(a)	To consider and approve the election of Mr Wang Lixin as Supervisor of the Company;

(b)	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company;

(c)	To consider and approve the election of Mr Li Qingyi as Supervisor of the Company;

(d)	To consider and approve the election of Mr Jia Yimin as Supervisor of the Company;

(e)	To consider and approve the election of Mr Zhang Fengshan as Supervisor of the Company.

SPECIAL RESOLUTION

9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the Articles of Association of the Company, the Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares and/or overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the start and end date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares and overseas listed foreign shares issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and make such amendments to the Articles of Association of the Company in due course as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the capital structure of the Company after completion of such issuance.

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, regulations, rules or regulatory rules of the places where the Company is listed, or the Articles of Association of the Company.

(g)	In order to facilitate executing the general mandate in accordance with the paragraphs above in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising Mr Zhou Jiping, Mr Liao Yongyuan and Mr Wang Dongjin and to authorise such committee on the passing of sub-paragraphs (a) to (f) above and within the relevant period of this mandate:

(i)	depending on the actual market conditions, to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance, pricing method and/or price of issuance (including price range), the start and end time, the listing time, use of proceeds and other matters;

(ii)	to engage professional agencies and sign relevant engagement agreements;

(iii)	to sign the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the general mandate on behalf of the Company;

(iv)	to handle the registration of change in registered share capital and shareholders on a timely basis according to the method, type and amount of the shares issued and the actual situation of the capital structure of the Company;

(v)	to apply for approval, registration, filing and other procedures in connection with the issuance and listing of such shares with the relevant authorities on behalf of the Company;

(vi)	to determine and pay the listing fee and application fee;

(vii)	to amend the Articles of Association of the Company and make necessary registration and filing according to the method, type and number of the shares issued and the actual situation of the capital structure of the Company; and

(viii)	to deal with all other procedures and issues as the special committee of the Board of Directors may consider necessary in connection with the issuance. The resolution of such special committee of the Board of Directors shall be approved by at least 2 members of the committee.

(h)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance with the power granted by the shareholders to the Board of Directors at the Annual General Meeting.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

4 April 2014

Notes:

1.	Important: You should first review the annual report of the Company for the year 2013 before appointing a proxy. The annual report for the year 2013 is expected to be dispatched to Shareholders on or before 9 April 2014 to the addresses as shown in the register of members of the Company. The annual report for the year 2013 will include the Report of the Directors for the year 2013, the Report of the Supervisory Committee for the year 2013 and the Audited Financial Statements for the year 2013 for review by the shareholders of the Company.

2.	The register of members of H Shares of the Company will be closed from Tuesday, 22 April 2014 to Thursday, 22 May 2014 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 13 May 2014 are entitled to attend and vote in respect of all resolutions to be proposed at the Annual General Meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his behalf at the Annual General Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2013, which is expected to be dispatched to the Shareholders on or before 9 April 2014.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorization, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

6.	Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip accompanying each notice of the Annual General Meeting to the Secretariat of the Board of Directors on or before Thursday, 1 May 2014 by hand, by post or by fax.

7.	The Annual General Meeting is expected to last for half a day. Shareholders (in person or by proxy) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

9.	As at the date of this notice, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.